PMU News Release #05-01 TSX, AMEX Symbol PMU January 27, 2005

LOW OPERATING COSTS CITED IN POSITIVE MINITA GOLD DEPOSIT PRE-FEASIBILITY; DEFINITION DRILLING CONTINUES AT SOUTH MINITA

A pre-feasibility study for Pacific Rim Mining Corp’s (“Pacific Rim” or “the Company”) Minita gold deposit on the Company’s flagship El Dorado gold project in El Salvador has now been completed. The results indicate that operating costs for the Minita deposit are within the lowest quartile on a worldwide basis ($163 per gold equivalent ounce). The pre-feasibility study considers all aspects of a proposed operation at the Minita deposit, including an underground mine plan, metallurgy and processing, tailings impoundment, environmental matters, and capital and operating costs, and offers an economic evaluation of the Minita reserves. It does not include other current resources nor does it yet include the results of recent drilling by the Company at the South Minita and Nance Dulce gold zones discovered in mid-2004. Highlights from the Minita pre-feasibility study include (all monetary amounts in United States dollars; gold equivalent ounces based on $400 per gold ounce and $6.00 per silver ounce):

•	Operating costs averaging $163 per gold equivalent ounce over the life of mine; including $140 and $137 per ounce operating cost in the first two years of production respectively.
•	A proven and probable reserve of 490,758 ounces of gold and 3,138,016 ounces of silver at a cut-off grade of 5 g/t gold.
•	Average annual gold equivalent production over a projected 6.2 -year mine life of 80,497 ounces; including 87,346 and 98,576 gold equivalent ounces in the first two years of production respectively.
•	Total capital costs of $68.8 million; $49.4 million pre-production capital and $19.4 million on-going capital.
•	$41.6 million in free cash flow over the life of the mine with a payback period of 3.5 years (based on a gold price of $400 per ounce and a silver price of $6.00 per ounce).
•	Projected pre-tax Internal Rate of Return (“IRR”) of 16.9% based on a gold price of $400 per ounce and a silver price of $6.00 per ounce.

“We are extremely pleased with the results of this pre-feasibility study, which indicate that operating costs at the Minita deposit are in the lowest quartile (25%) on a worldwide basis,” states Tom Shrake, CEO. “The Minita deposit is the cornerstone for Pacific Rim’s future growth and this study provides tangible movement towards our objective of becoming a low-cost intermediate level producer. Our next step is the continued delineation of our recent South Minita discovery, leading to a resource calculation in the second calendar quarter of 2005, and the inclusion of those ounces in our development plans. The addition of gold ounces at South Minita will have a beneficial impact on the El Dorado project economics.”

Next Steps
The Minita deposit is hosted in the Minita vein system, a 6 km long structure only 2.7 km of which have been drill tested to date. Pacific Rim is currently conducting a definition drill program at the recently discovered South Minita gold zone, located along the Minita structure roughly 0.5 km south of the Minita deposit. The South Minita gold zone is approximately 750 meters in strike length, and has vein widths and grades of similar tenor to the Minita deposit. Pacific Rim intends to continue drill defining the South Minita gold zone and will commission a resource estimate for this new discovery before mid-2005. The Company

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also intends to continue step-out drilling along the Minita structure toward the south, where it continues untested for a further 3 km. Drill results from the on-going drill program will be released periodically over the coming months. Once the South Minita resource is defined Pacific Rim plans to amend its pre-feasibility study of the Minita deposit to reflect the additional resources.

Details of the Minita Pre-feasibility study
Capital and Operating Costs and Financial Analysis
The development of an underground operation at the Minita deposit will require pre-production capital expenditures of $49.4 million, and sustaining capital expenditures of $19.4 million. Operating costs per gold equivalent ounce will average $163 over the 6.2 -year expected mine life, with operating costs of $140 and $137 per gold equivalent ounce in the first two years of production respectively.

At prices of $400 per ounce for gold and $6.00 per ounce for silver, the Minita deposit is expected to generate $41.6 million in free cash flow over a 6.2 -year mine life. The Net Present Value (“NPV”), at a 0% discount rate, is $41.6 million and the Internal Rate of Return (“IRR”) is 16.9% . At a gold price of $375 per ounce, the NPV and IRR are $30.6 million, and 12.8% respectively. The Minita pre-feasibility study results are summarized in the following table (all monetary values in US dollars):

PRODUCTION SUMMARY
Mining and Processing Rate	750 tonnes per day
Run of Mine Ore to Mill	1,630,889 tonnes at 9.5 g/t gold and 60.3 g/t silver
Metal to Mill	497,101 ounces gold, 3.2 million ounces silver
Recovery	92% gold, 88.3% silver
Average Production	80,497 gold equivalent ounces
Peak Production	98,576 gold equivalent ounces
Mine Life (production)	6.2 years
Gross Revenue (at $400 gold and $6.00 silver)	$199.3 million
Net Smelter Return	$197.8 million
Royalties (2% government, 1.5% underlying	$6.3 million
owner)
Gross Income from Mining	$191.5 million
OPERATING COSTS
Mining	$44.3 million
Processing	$22.8 million
Administrative	$13.9 million
Total	$81.0 million
Average Cash Cost per gold equivalent ounce	$ 163
CAPITAL COSTS
Equipment	$30.5 million
Capitalized costs	$38.3 million
Total	$68.8 million
Pre-production portion	$49.4 million
On-going portion	$19.4 million
FINANCIAL ANALYSIS
Payback (from start of milling)	3.5 years
Net Present Value @ 0%	$41.6 million
Internal Rate of Return	16.9%

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Mineral Reserves
The pre-feasibility study focused on the Minita deposit on Pacific Rim’s 100%-owned El Dorado gold project in El Salvador. Mine Development Associates estimated a measured and indicated resource at Minita of 1.54 million tonnes averaging 11.4 g/t gold and 71.7 g/t silver at a 5 g/t gold cut-off grade. This pre-feasibility study does not take into account mineral resources that were defined at two other locations on the El Dorado project (Coyotera and Nueva Esperanza), nor does it contemplate the results of recent drilling by the Company at the South Minita or Nance Dulce gold zones discovered in mid-2004.

The conversion of measured and indicated resources to proven and probable reserves at Minita was based on the stope outlines and dimensions for resources at or above a diluted 5 g/t equivalent gold cut-off grade, where dilution was calculated on a block by block basis to account for the variability associated with variations in the vein thickness. The Minita reserve estimate eliminated those resources contained within the unrecoverable portions of the crown and sill pillars and incorporates planned dilution, unplanned dilution, backfill dilution and production losses. The total proven and probable reserve for the Minita deposit is 1,604,883 tonnes at an average grade of 9.51 g/t gold and 60.82 g/t silver for a total of 490,758 ounces of gold and 3,138,016 ounces of silver, or 537,828 gold equivalent ounces.

El Dorado Project Proven & Probable Reserves (as of January 21, 2005)
	Tonnes	Grade	Ounces	Grade	Ounces	Grade	Ounces
		(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
Proven	711,949	10.09	230,908	68.30	1,563,425	11.11	254,359
Probable	892,934	9.05	259,850	54.85	1,574,591	9.87	282,469

Total	1,604,883	9.51	490,758	60.82	3,138,016	10.42	537,828

Notes:
1)	El Dorado Project proven and probable reserves at 5 g/t equivalent gold cut-off grade.
2)	Based upon US$400/oz gold and US$6.00/oz silver market price.
3)	Values shown in table are diluted and do account for mining recovery.

Mining, Processing and Production
The Minita deposit is hosted in a steeply dipping vein averaging 3.2 meters in width. The pre-feasibility study utilizes the Bench and Fill blasthole stoping (longhole) with continuous backfill mining method. The basic stop unit consists of a drill level and an extraction level with crosscuts on regular intervals. The ore is taken in slices retreating from one crosscut to the next and uncemented backfill waste rock is placed in the stope following the retreat of the ore production. When all of the stopes on one sub-level are backfilled, the drill drift becomes the extraction drift for the stopes on the level above.

The Minita process plant has a design throughput rating of 835 tonnes per day at 90% availability (750 tonnes per day average throughput). Processing will consist of 3-stage crushing, final size reduction in a ball mill, cyanide leaching in tanks and metal recovery in a counter-current decantation circuit with a Merrill-Crowe circuit. Tailings will be neutralized in an Inco cyanide destruction circuit prior to deposition in the tailings impoundment. The processing plant can be expanded to accommodate additional throughput. The operating recoveries for the Minita process plant are expected to be 92% for gold and 88.3% for silver.

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The Minita deposit is expected to produce an average of 80,497 gold equivalent ounces over an anticipated 6.2 -year mine life, at an average cost of $163 per gold equivalent ounce.

Tailings
Neutralized tailings from the Minita mill will be impounded in a tailings storage facility consisting of an embankment across a nearby valley, with a geomembrane-soil liner providing containment. The storage facility has been designed to capture and contain a volume of rainwater sufficient for the plant’s annual process water requirements. A water reclamation system will provide process water for the plant. After mine closure, the tailings surface will be dried and covered.

Environmental
The Minita mine design meets El Salvadoran laws and regulations and international and North American good practices for engineering design and environmental management. Comprehensive environmental and social baseline studies have been completed and an Environmental Impact Study, prepared in accordance with the El Salvador Ministry of the Environment and Natural Resources terms of reference and World Bank Group/International Finance Corporation guidelines, was filed in September 2004.

Consultants
The pre-feasibility study is based on technical information generated by a number of independent consulting firms engaged to provide specific technical expertise, including:

Firm	Technical Area
Mine Development Associates	Mineral resource estimate
Mine and Mill Engineering, Inc.	Process plant flowsheet development, plant design and
capital cost estimate
McClelland Laboratories, Inc.	Metallurgical testing, review and operating cost estimate
Call & Nicholas, Inc.	Geotechnical design parameters
McIntosh Engineering Inc	Conceptual underground mine design, capital and operating
cost estimate, and mineable resource estimate
Vector Colorado LLC	Tailings impoundment design and capital cost estimate
Vector Colorado LLC in conjunction with CTA Guatemala	Environmental impact study

SRK Consulting of Denver, CO made two site visits to the El Dorado project, reviewed the data contained in the above reports and incorporated the results in the preparation of the project pre-feasibility economic analysis. Mr. William Tanaka, Principal Geological Engineer, of SRK Consulting, Denver, CO is the Qualified Person for the pre-feasibility study and is independent from Pacific Rim. A NI 43-101 technical report detailing the results of this pre-feasibility study will be filed and made publicly available at www.SEDAR.com.

About Pacific Rim Mining Corp.

Pacific Rim is a revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes the cash flow from its 49% interest in the Denton-Rawhide heap leach gold operation in Nevada to explore, define and advance its projects, primarily the flagship El Dorado gold project in El Salvador. Pacific Rim’s goal is to become a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
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On behalf of the board of directors,	For further information call
Toll Free: 1-888-775-7097 or
“Thomas C. Shrake”	(604) 689-1976, or visit
www.pacrim-mining.com
Thomas C. Shrake
CEO

National Instrument 43-101 Disclosure

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.SEDAR.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in National Instrument 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

Details of the El Dorado project resource estimate are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR (www.SEDAR.com).

Cautionary and Forward Looks Information Comments

Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: statements of the Minita deposit’s economic potential; information included in the pre-feasibility study such as capital and operating costs, projected production summaries, gold and silver prices and financial analysis; anticipated drilling plans for the South Minita gold zone; the timing of a resource estimate for the South Minita gold zone; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with the U.S. securities and Exchange Commission.

The Minita pre-feasibility study was prepared to broadly quantify the Minita deposit’s capital and operating cost parameters, and to further the development of the El Dorado gold project. It was not prepared for use as a valuation of the Minita deposit, nor should it be considered to be a final feasibility study. The information contained in the Minita pre-feasibility study reflects various technical and economic conditions at the time of writing. These conditions can change significantly over relatively short periods of time. The achievability of life of mine plans, budgets and forecasts are inherently uncertain. There can be no assurance that the potential results contained in the Minita pre-feasibility study will be realized.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

To US investors
This document uses the terms “measured” and “indicated resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

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